FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of October, 2004

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 RAOUL WALLENBERG STREET, TEL AVIV 69719, ISRAEL
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   |X|          Form:40-F    |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8
(REGISTRATION  STATEMENT  NOS.  333-13244,   333-13246,   333-13248,  333-13250,
333-13254,  333-13252,  333-13236,  333-111931),  AND ON FORM F-3  (REGISTRATION
STATEMENT NO. 333-115475), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2004. Dated October 25, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Radcom Ltd.
                                            (Registrant)

Dated: October 25, 2004                     By: /s/ David Zigdon
                                                ----------------
                                                David Zigdon
                                                Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit Number      Description of Exhibit

10.1 Press Release: RADCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2004. Dated October 25, 2004.